UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*



                            U.S.B. HOLDING CO., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    902910108
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                DECEMBER 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ X ]    Rule 13d-1(b)

[   ]    Rule 13d-1(c)

[   ]    Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------
          CUSIP No. 902910108
----------------------------------------

--------  -------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions)

          EIN No. 36-3197969
--------  -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)_________________

          (b)_________________
--------  -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------  -------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Organized under the laws of New York.
-------------------------  ----------  ---------------------------------------  ---------------------------------------
      NUMBER OF            5           SOLE VOTING POWER                        None (see Item 4)
      SHARES
      BENEFICIALLY         ----------  ---------------------------------------  ---------------------------------------
      OWNED BY             6           SHARED VOTING POWER                      19,819 shares (see Item 4)
      EACH
      REPORTING            ----------  ---------------------------------------  ---------------------------------------
      PERSON WITH          7           SOLE DISPOSITIVE POWER                   735,104 shares (see Item 4)

                           ----------  ---------------------------------------  ---------------------------------------
                           8           SHARED DISPOSITIVE POWER                 966,464 shares (see Item 4)

-------------------------  ----------  ---------------------------------------  ---------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,701,568 shares (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  [__]

--------  -------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.4% (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          EP
--------  -------------------------------------------------------------------------------------------------------------

----------------------------------------
          CUSIP No. 902910108
----------------------------------------

--------  -------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Steven T. Sabatini
--------  -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)_________________

          (b)_________________
--------  -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------  -------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------  ----------  ---------------------------------------  ---------------------------------------
      NUMBER OF            5           SOLE VOTING POWER                        449,988  shares  (inclusive  of 354,051
      SHARES                                                                    shares   issuable   upon   exercise  of
      BENEFICIALLY                                                              vested stock options; see Item 4)
      OWNED BY             ----------  ---------------------------------------  ---------------------------------------
      EACH                 6           SHARED VOTING POWER                      19,819 shares (see Item 4)
      REPORTING
      PERSON WITH          ----------  ---------------------------------------  ---------------------------------------
                           7           SOLE DISPOSITIVE POWER                   424,501  shares  (inclusive  of 354,051
                                                                                shares   issuable   upon   exercise  of
                                                                                vested stock options;  see Item 4)
                           ----------  ---------------------------------------  ---------------------------------------
                           8           SHARED DISPOSITIVE POWER                 1,701,568 shares (see Item 4)

-------------------------  ----------  ---------------------------------------  ---------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,126,069 shares (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  [__]

--------  -------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.3% (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------  -------------------------------------------------------------------------------------------------------------

----------------------------------------
          CUSIP No. 902910108
----------------------------------------

--------  -------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Kevin Plunkett
--------  -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)_________________

          (b)_________________
--------  -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------  -------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------  ----------  ---------------------------------------  ---------------------------------------
      NUMBER OF            5           SOLE VOTING POWER                        55,984 shares (inclusive of 50,909
      SHARES                                                                    shares issuable upon exercise of
      BENEFICIALLY                                                              vested stock options; see Item 4)
      OWNED BY             ----------  ---------------------------------------  ---------------------------------------
      EACH                 6           SHARED VOTING POWER                      29,385 shares (see Item 4)
      REPORTING
      PERSON WITH          ----------  ---------------------------------------  ---------------------------------------
                           7           SOLE DISPOSITIVE POWER                   55,984 shares (inclusive of 50,909
                                                                                shares issuable upon exercise of
                                                                                vested stock options; see Item 4)
                           ----------  ---------------------------------------  ---------------------------------------
                           8           SHARED DISPOSITIVE POWER                 1,711,134 shares (see Item 4)

-------------------------  ----------  ---------------------------------------  ---------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,767,118 shares (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  [__]

--------  -------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.7% (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------  -------------------------------------------------------------------------------------------------------------

----------------------------------------
          CUSIP No. 902910108
----------------------------------------

--------  -------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Catherine Martini
--------  -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)_________________

          (b)_________________
--------  -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------  -------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------  ----------  ---------------------------------------  ---------------------------------------
      NUMBER OF            5           SOLE VOTING POWER                        17,268 shares (inclusive of 9,529
      SHARES                                                                    shares issuable upon exercise of
      BENEFICIALLY                                                              vested stock options; see Item 4)
      OWNED BY             ----------  ---------------------------------------  ---------------------------------------
      EACH                 6           SHARED VOTING POWER                      244,843 shares (see Item 4)
      REPORTING
      PERSON WITH          ----------  ---------------------------------------  ---------------------------------------
                           7           SOLE DISPOSITIVE POWER                   9,529 shares (issuable upon exercise
                                                                                of vested stock options; see Item 4)
                           ----------  ---------------------------------------  ---------------------------------------
                           8           SHARED DISPOSITIVE POWER                 1,926,592 shares (see Item 4)

-------------------------  ----------  ---------------------------------------  ---------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,936,121 shares (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  [__]

--------  -------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.5% (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------  -------------------------------------------------------------------------------------------------------------

----------------------------------------
          CUSIP No. 902910108
----------------------------------------

--------  -------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Suzanne Asaro
--------  -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)_________________

          (b)_________________
--------  -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------  -------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------  ----------  ---------------------------------------  ---------------------------------------
      NUMBER OF            5           SOLE VOTING POWER                        31,931 shares (inclusive of 9,401
      SHARES                                                                    shares issuable upon exercise of
      BENEFICIALLY                                                              vested stock options; see Item 4)
      OWNED BY             ----------  ---------------------------------------  ---------------------------------------
      EACH                 6           SHARED VOTING POWER                      19,819 shares (see Item 4)
      REPORTING
      PERSON WITH          ----------  ---------------------------------------  ---------------------------------------
                           7           SOLE DISPOSITIVE POWER                   9,401 shares (issuable upon exercise
                                                                                of vested stock options; see Item 4)
                           ----------  ---------------------------------------  ---------------------------------------
                           8           SHARED DISPOSITIVE POWER                 1,701,568 shares (see Item 4)

-------------------------  ----------  ---------------------------------------  ---------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,710,969 shares (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  [__]

--------  -------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.4% (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------  -------------------------------------------------------------------------------------------------------------

----------------------------------------
          CUSIP No. 902910108
----------------------------------------

--------  -------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Harry G. Murphy
--------  -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)_________________

          (b)_________________
--------  -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------  -------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------  ----------  ---------------------------------------  ---------------------------------------
      NUMBER OF            5           SOLE VOTING POWER                        100,127 shares (inclusive of 39,040
      SHARES                                                                    shares issuable upon exercise of
      BENEFICIALLY                                                              vested stock options; see Item 4)
      OWNED BY             ----------  ---------------------------------------  ---------------------------------------
      EACH                 6           SHARED VOTING POWER                      19,819 shares (see Item 4)
      REPORTING
      PERSON WITH          ----------  ---------------------------------------  ---------------------------------------
                           7           SOLE DISPOSITIVE POWER                   76,926 shares (inclusive of 39,040
                                                                                shares issuable upon exercise of
                                                                                vested stock options; see Item 4)
                           ----------  ---------------------------------------  ---------------------------------------
                           8           SHARED DISPOSITIVE POWER                 1,701,568 shares (see Item 4)

-------------------------  ----------  ---------------------------------------  ---------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,778,494 shares (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  [__]

--------  -------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.7% (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------  -------------------------------------------------------------------------------------------------------------

----------------------------------------
          CUSIP No. 902910108
----------------------------------------

--------  -------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          William O'Neil
--------  -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)_________________

          (b)_________________
--------  -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------  -------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------  ----------  ---------------------------------------  ---------------------------------------
      NUMBER OF            5           SOLE VOTING POWER                        96,583 shares (inclusive of 37,877
      SHARES                                                                    shares issuable upon exercise of
      BENEFICIALLY                                                              vested stock options; see Item 4)
      OWNED BY             ----------  ---------------------------------------  ---------------------------------------
      EACH                 6           SHARED VOTING POWER                      19,819 shares (see Item 4)
      REPORTING
      PERSON WITH          ----------  ---------------------------------------  ---------------------------------------
                           7           SOLE DISPOSITIVE POWER                   37,877 shares (issuable upon exercise
                                                                                of vested stock options; see Item 4)
                           ----------  ---------------------------------------  ---------------------------------------
                           8           SHARED DISPOSITIVE POWER                 1,701,568 shares (see Item 4)

-------------------------  ----------  ---------------------------------------  ---------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,739,445 shares (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  [__]

--------  -------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.5% (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------  -------------------------------------------------------------------------------------------------------------

ITEM 1.

(A)      NAME OF ISSUER

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), issued by U.S.B. Holding Co., Inc. (the "Company").

(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         The principal executive offices of the issuer are located at c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

ITEM 2.

(A)      NAME OF PERSON FILING

         This statement is being filed by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the "Plan") as a qualified employee benefit plan under Rule 13d-1(b)(1) and by Steven T. Sabatini, Kevin Plunkett, Catherine Martini, Suzanne Asaro, Harry G. Murphy and William O'Neil, each individually and in his or her capacity as a trustee of the Plan (collectively referred to as the "Trustees"). The Plan was established to hold the assets contributed by the Company and its participating employees under the provisions contained therein.

(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

         The principal business address of each of the Plan and the Trustees (Messrs. Sabatini, Plunkett, Murphy and O'Neil, Ms. Martini and Ms. Asaro) is c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

(C)      CITIZENSHIP

         The Plan is organized under the laws of New York State. Messrs. Sabatini, Plunkett, Murphy and O'Neil, Ms. Martini and Ms. Asaro are all citizens of the United States.

(D)      TITLE OF CLASS OF SECURITIES

         The title of the class of securities to which this report relates is Common Stock.

(E)      CUSIP NUMBER

         The CUSIP number of the Common Stock is 902910108.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

         (b)      [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

         (e)      [ ] An Investment Adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

         (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         To the extent that this filing relates to Messrs. Plunkett, Murphy and O'Neil, Ms. Martini and Ms. Asaro, each individually and not in his or her capacity as a Trustee of the Plan, this statement is filed pursuant to Rule 13d-1(b)(1)(ii)(G). To the extent that this filing relates to Steven T. Sabatini individually and not in his capacity as a Trustee of the Plan, this statement is filed pursuant to Rule 13d-1(c).

ITEM 4.           OWNERSHIP

(A)      AMOUNT BENEFICIALLY OWNED:

(B)      PERCENT OF CLASS:

         The number of shares of Common Stock, and the approximate percentage of all issued and outstanding shares of Common Stock directly held by each of the Plan and the Trustees as of December 31, 2004 were as follows:


                       NUMBER OF SHARES           PERCENTAGE OF
REPORTING PERSON      BENEFICIALLY OWNED      OUTSTANDING SHARES(1)
----------------      ------------------      ---------------------
  Plan                    1,701,568                    8.4%
  Mr. Sabatini          2,126,069 (2)                 10.3%
  Mr. Plunkett          1,767,118 (3)                  8.7%
  Ms. Martini           1,936,121 (4)                  9.5%
  Ms. Asaro             1,710,969 (5)                  8.4%
  Mr. Murphy            1,778,494 (6)                  8.7%
  Mr. O'Neil            1,739,445 (7)                  8.5%

         (1) Based upon 20,346,814 shares of Common Stock issued and outstanding as of December 31, 2004, plus the aggregate number of shares, if any, which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of options, warrants or other convertible securities held by such Reporting Person.

         (2) This amount includes: (i) 1,701,568 shares of Common Stock held by the Plan; (ii) 70,450 shares of Common Stock owned directly by Mr. Sabatini; and (iii) vested employee stock options (exercisable within 60 days) to purchase 354,051 shares of Common Stock held by Mr. Sabatini. The 449,988 shares of Common Stock beneficially owned by Mr. Sabatini other than through the Plan as a Trustee (but inclusive of the 25,487 KSOP shares allocated to Mr. Sabatini under the Plan) represent approximately 2.2% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Mr. Sabatini).

         (3) This amount includes: (i) 1,701,568 shares of Common Stock held by the Plan; (ii) 5,075 shares of Common Stock owned directly by Mr. Plunkett; (iii) 9,566 shares of Common Stock held by Mr. Plunkett's wife and
(iv) vested director stock options (exercisable within 60 days) to purchase 50,909 shares of Common Stock held by Mr. Plunkett. The 65,550 shares of Common Stock beneficially owned by Mr. Plunkett other than through the Plan as a Trustee represent approximately 0.3% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Mr. Plunkett).

         (4) This amount includes: (i) 1,701,568 shares of Common Stock held by the Plan; (ii) 225,024 shares of Common Stock held by the Company's Key Employees' Supplemental Investment Plan (the "KESIP"); and (iii) vested employee stock options (exercisable within 60 days) to purchase 9,529 shares of Common Stock held by Ms. Martini. The 17,268 shares of Common Stock beneficially owned by Ms. Martini other than through the Plan and the KESIP as a Trustee (but inclusive of the 7,739 KSOP shares allocated to Ms. Martini under the Plan) represent less than 0.1% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Ms. Martini).

         (5) This amount includes: (i) 1,701,568 shares of Common Stock held by the Plan; and (ii) vested employee stock options (exercisable within 60 days) to purchase 9,401 shares of Common Stock held by Ms. Asaro. The 31,931 shares of Common Stock beneficially owned by Ms. Asaro other than through the Plan as a Trustee (but inclusive of the 22,530 KSOP shares allocated to Ms. Asaro under the Plan) represent approximately 0.2% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Ms. Asaro).

         (6) This amount includes: (i) 1,701,568 shares of Common Stock held by the Plan; (ii) 37,886 shares of Common Stock owned directly by Mr. Murphy; and (iii) vested employee stock options (exercisable within 60 days) to purchase 39,040 shares of Common Stock held by Mr. Murphy. The 100,127 shares of Common Stock beneficially owned by Mr. Murphy other than through the Plan as a Trustee (but inclusive of the 23,201 KSOP shares allocated to Mr. Murphy under the Plan) represent approximately 0.5% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Mr. Murphy).

         (7) This amount includes: (i) 1,701,568 shares of Common Stock held by the Plan; and (ii) vested employee stock options (exercisable within 60 days) to purchase 37,877 shares of Common Stock held by Mr. O'Neil. The 96,583 shares of Common Stock beneficially owned by Mr. O'Neil other than through the Plan as a Trustee (but inclusive of the 58,706 KSOP shares allocated to Mr. O'Neil under the Plan) represent approximately 0.5% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Mr. O'Neil).

(C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

         (II)     SHARED POWER TO VOTE OR DIRECT THE VOTE:

         (III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

         (IV)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

         Under the Plan, the Trustees have no voting power with respect to shares of Common Stock attributable to employer contributions which have been allocated to participants' accounts, or with respect to shares of Common Stock attributable to employee contributions. The Trustees must vote such shares in accordance with the participants' directions. However, in the event that participants do not exercise their voting rights, the Trustee has the discretion to control the voting of such shares. As of December 31, 2004, 1,681,749 shares of Common Stock owned by the Plan (collectively, the "KSOP Allocated Shares") were in this category. The Plan further provides that the Trustees have the discretion to vote any and all shares of Common Stock owned by the Plan which are attributable to employer contributions under the Plan and which have not been allocated to individual participants' accounts (collectively, the "ESOP Unallocated Shares"). As of December 31, 2004, 19,819 of the shares of Common Stock owned by the Plan were ESOP Unallocated Shares.

         Under the Plan, the Trustees have the sole power to dispose of shares of Common Stock owned by the Plan which are attributable to employer contributions other than matching contributions. The Plan requires such contributions to be invested "primarily" in Common Stock; subject to that requirement, the Trustees may select alternative investments. As of December 31, 2004, approximately 715,285 shares of Common Stock owned by the Plan (collectively, the "ESOP Allocated Shares") were attributable to non-matching employer contributions and the Trustees had sole power to dispose of the ESOP Allocated Shares. Under the terms of the trust agreement pursuant to which the Plan has been constituted, the Trustees also have the sole power to dispose of the 19,819 ESOP Unallocated Shares.

         Contributions by employees under the Plan, together with matching contributions by the employer, are invested either in Common Stock or in a fund consisting of other securities, as each participant directs, subject to the consent of the Trustees. As of December 31, 2004, approximately 966,464 shares of Common Stock owned by the Plan (collectively, the "401(k) Shares") were attributable to employee contributions or matching employer contributions and the Trustees had shared power (with the respective participants) to dispose or direct the disposition of the 401(k) Shares.

         Mr. Sabatini: (i) has the sole power to vote or direct the vote of an aggregate of 449,988 shares of Common Stock (inclusive of 70,450 shares of Common Stock directly owned by him, 354,051 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him and 25,487 KSOP shares that are allocated to his account); (ii) may be deemed to have shared power to vote or direct the vote of the 19,819 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 424,501 shares of Common Stock (inclusive of 70,450 shares of Common Stock directly owned by him and 354,051 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,681,749 KSOP Allocated Shares and the 19,819 ESOP Unallocated Shares.

         Mr. Plunkett: (i) has the sole power to vote or direct the vote of an aggregate of 55,984 shares of Common Stock (inclusive of 5,075 shares of Common Stock directly owned by him and 50,909 shares of Common Stock issuable upon the exercise of vested director stock options (exercisable within 60 days) held by him); (ii) may be deemed to have shared power to vote or direct the vote of the 9,566 shares of Common Stock held by his wife and the 19,819 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 55,984 shares of Common Stock (inclusive of 5,075 shares of Common Stock directly owned by him and 50,909 shares of Common Stock issuable upon the exercise of vested director stock options (exercisable within 60 days) held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 9,566 shares of Common Stock held by his wife, the 1,681,749 KSOP Allocated Shares and the 19,819 ESOP Unallocated Shares.

         Ms. Martini: (i) has the sole power to vote or direct the vote of an aggregate of 17,268 shares of Common Stock (inclusive of 9,529 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by her and 7,739 KSOP shares that are allocated to her account); (ii) may be deemed to have shared power to vote or direct the vote of the 19,819 ESOP Unallocated Shares and the 225,024 shares held by the KESIP;
(iii) has sole power to dispose or direct the disposition of 9,529 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by her; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,681,749 KSOP Allocated Shares, the 19,819 ESOP Unallocated Shares and the 225,024 shares held by the KESIP.

         Ms. Asaro: (i) has the sole power to vote or direct the vote of an aggregate of 31,931 shares of Common Stock (inclusive of 9,401 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by her and 22,530 KSOP shares that are allocated to her account); (ii) may be deemed to have shared power to vote or direct the vote of the 19,819 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of 9,401 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by her; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,681,749 KSOP Allocated Shares and the 19,819 ESOP Unallocated Shares.

         Mr. Murphy: (i) has the sole power to vote or direct the vote of an aggregate of 100,127 shares of Common Stock (inclusive of 37,886 shares of Common Stock directly owned by him, 39,040 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him and 23,201 KSOP shares that are allocated to his account); (ii) may be deemed to have shared power to vote or direct the vote of the 19,819 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 76,926 shares of Common Stock (inclusive of 37,886 shares of Common Stock directly owned by him and 39,040 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,681,749 KSOP Allocated Shares and the 19,819 ESOP Unallocated Shares.

         Mr. O'Neil: (i) has the sole power to vote or direct the vote of an aggregate of 96,583 shares of Common Stock (inclusive of 37,877 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him and 58,706 KSOP shares that are allocated to his account); (ii) may be deemed to have shared power to vote or direct the vote of the 19,819 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of 37,877 shares of Common issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,681,749 KSOP Allocated Shares and the 19,819 ESOP Unallocated Shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

         The Plan holds all of its shares of Common Stock on behalf of the participants in the Plan. Dividends on Common Stock allocated to the accounts of Plan participants are generally added to such participants' individual accounts. Dividends on Common Stock allocated to certain accounts of Plan participants, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed immediately to the Plan participants, (iii) distributed to the Plan participants within 90 days of the close of the Plan Year (as defined in the Plan), or (iv) used to repay principal and interest on any outstanding indebtedness incurred by the Trustee to acquire Common Stock. The proceeds from the sale of shares of Common Stock which are held in participants' accounts are likewise credited to their accounts. Distributions of Common Stock credited to participants' accounts are made in the form of cash and/or shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF A GROUP

         Not applicable.

ITEM 10.          CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2005              U.S.B. HOLDING CO., INC. EMPLOYEE STOCK
                                       OWNERSHIP PLAN (WITH 401(K) PROVISIONS)


                                       /s/ Steven T. Sabatini
                                       -----------------------------------------
                                       Steven T. Sabatini, Trustee


                                       /s/ Kevin Plunkett
                                       -----------------------------------------
                                       Kevin Plunkett, Trustee


                                       /s/ Catherine Martini
                                       -----------------------------------------
                                       Catherine Martini, Trustee


                                       /s/ Suzanne Asaro
                                       -----------------------------------------
                                       Suzanne Asaro, Trustee


                                       /s/ Harry G. Murphy
                                       -----------------------------------------
                                       Harry G. Murphy, Trustee


                                       /s/ William O'Neil
                                       -----------------------------------------
                                       William O'Neil, Trustee


                                       /s/ Steven T. Sabatini
                                       -----------------------------------------
                                       Steven T. Sabatini, Individually


                                       /s/ Kevin Plunkett
                                       -----------------------------------------
                                       Kevin Plunkett, Individually


                                       /s/ Catherine Martini
                                       -----------------------------------------
                                       Catherine Martini, Individually


                                       /s/ Suzanne Asaro
                                       -----------------------------------------
                                       Suzanne Asaro, Individually


                                       /s/ Harry G. Murphy
                                       -----------------------------------------
                                       Harry G. Murphy, Individually


                                       /s/ William O'Neil
                                       -----------------------------------------
                                       William O'Neil, Individually